

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Ernie L. Danner
Chief Executive Officer
Exterran GP LLC
1666 Northchase Drive
Houston, Texas 77060

> **Re:** **Exterran Partners, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **Forms 10-Q for the fiscal quarters ended March 31, 2010 and**
> **June 30, 2010**
> **Filed May 6, 2010 and August 5, 2010**
> **File No. 001-33078**

Dear Mr. Danner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition…, page 41

Liquidity and Capital Resources, page 46

1. We note that your revolving credit agreement expires in October 2011 and that you had $285 million outstanding under the agreement at December 31, 2009 and $283 million outstanding at June 30, 2010. Please discuss how you will address the expiration of this credit agreement

and the amount outstanding under the agreement. If you intend to refinance this debt, please discuss your prospects for being able to do so and the terms you expect to receive. Please confirm that you continue to discuss how you are addressing the expiration of this credit agreement in your future periodic reports.

Item 9A. Controls and Procedures, page 52

Management's Annual Report on Internal Control Over Financial Reporting, page 52

2. We note that your management's effectiveness determination regarding your disclosure controls and procedures was limited to information required to be disclosed in "this report." Please confirm that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports that you file or submit under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2010 and June 30, 2010. Please confirm that you will comply with this comment in your future periodic reports.

Directors and Executive Officers, page 55

3. For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In this regard, we note that you made general statements of attributes that certain directors may possess, but you do not state if these factors are why they should serve as your directors, in light of your business and structure. Please revise this section to make clear the specific experience, qualifications, attributes or skills that led you to conclude that that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K and, for guidance, please see the Division of Corporation Finance's Compliance Disclosure and Interpretations Question 116.05 under the section entitled "Regulation S-K" (March 12, 2010).

Item 11. Executive Compensation, page 59

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Establishing Competitive Pay Levels, page 63

5. Please revise your disclosure to explain how you utilize the general industry data and whether you use it in the same manner you use the oilfield services industry data. To the extent you also use the general industry data to target executive cash compensation, explain

what reference points you utilize and identify the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Long-Term Incentive Compensation, page 69

6. Please clarify how you determine the amount of long-term incentive awards to award each named executive officer. While you describe how you divide the total long-term award between restricted stock awards, stock options and phantom units it is not clear how you determine the amount of long-term awards.

Deferred Compensation Plan, page 71

7. In your description of the non-qualified deferred compensation plan, please discuss the measures for calculating interest or other plan earnings. Please quantify any applicable interest rates and other earning measures applicable during the last fiscal year. Please refer to Item 402(i)(3)(ii) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 92

8. It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.7 "Senior Secured Credit Agreement dated October 20, 2006…" and Exhibit 10.12 "Management Agreement, dated as of October 13, 2009…" Please refile the complete agreements, including all schedules and exhibits with your next periodic report or tell us why you are not required to do so.

9. Your exhibit index indicates that you have omitted portions of Exhibit 10.5 and filed these portions separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. However, the agreement filed as Exhibit 10.5 does not indicate which portions of the exhibit have been redacted pursuant to Rule 24b-2(b). In the future, the exhibit should disclose the portions of the exhibit that have been omitted and separately filed with the Commission with a request for confidential treatment. For guidelines, please refer to the Staff Legal Bulletin No.1A, Section II.D.5, located on the internet at http://www.sec.gov/interps/legal/slbcf1r.htm. Please confirm your understanding in this regard.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 28

Management's Evaluation of Disclosure Controls and Procedures, page 28

10. You state that your disclosure controls and procedures are designed at the "reasonable assurance" level. Please confirm, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level or please remove this statement. Please apply this comment to future filings.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director